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MAR 3 1 2010
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10030661

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SEC FILE NUMBER
8 - 53078

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Redi Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 West 40th Street
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Fenske — (212) 542-4603
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roesland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Bruce Fenske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redi Markets, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Bruce E. Fenske
Chief Compliance Officer

Title

Redi Markets, LLC
(212) 542-4603



Notary Public

Jeffrey T. Letzler
Notary Public, State of New York
No. 02LE6068110
Qualified in Nassau County
Commission Expires 12/24/2013

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REDI MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

REDI MARKETS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member and Directors of
Redi Markets, LLC

We have audited the accompanying statement of financial condition of Redi Markets, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Redi Markets, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3, the Company has a net loss and has generated most of its working capital from capital contributions, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The accompanying financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 29, 2010

REDI MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	975,148
Receivables from clearing broker, including clearing deposit of $250,000		270,277
Computer equipment, net		4,550
Other assets		102,563
	$	1,352,538
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	244,599
Member's equity		1,107,939
	$	1,352,538

See accompanying notes to financial statement.

1. Nature of business

Redi Markets LLC, formerly known as Redi Investments, LLC, (the "Company") is a limited liability company organized under the laws of the state of New York on June 15, 2000. The Company's operations consist primarily of providing institutional clients with trading services on a riskless principal basis, supplemented by market commentary and innovative trade ideas.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Redi Holdings, LLC (the "Parent")

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 29, 2010. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue Recognition

Revenue consists of broker-dealer trade commissions and riskless trading profit and loss in accordance with an agreement with a clearing agent. Commissions and riskless trading profit and losses are recognized on a trade date basis.

Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully-disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $250,000. Amounts due from the clearing agent consist primarily of the required deposit and trading balance.

2. Summary of significant accounting policies (continued)

Computer Equipment

Computer equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	5 years	Straight-line

Income Taxes

The Company is a single member limited liability company that is disregarded for tax purposes. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company is consolidated into the Parent for income tax purposes, the Parent files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's equity. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended December 31, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has a net loss and has generated most of its working capital from capital contributions. The Company is currently seeking to raise capital which will enable it to add customers and sales representatives to increase its revenues. The Company will also be implementing expense reductions in order to conserve its remaining capital. There can be no assurance that any such actions could be effected on a timely basis or on terms acceptable to the Company if at all, or that these actions would enable the Company to continue on an ongoing basis.

4. Computer equipment

Details of computer equipment at December 31, 2009 are as follows:

Computer equipment	$	4,627
Less accumulated depreciation and amortization		77
	$	4,550

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $1,001,000 which was approximately $901,000 in excess of its minimum requirement of $100,000.

6. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker are pursuant to the clearance agreement and includes a clearing deposit of $250,000. Under the clearance agreement, the Company is subject to a minimum monthly clearance and execution fee of $10,000 and a minimum net capital requirement of $500,000.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. The Company also maintains a significant deposit with its clearing broker. The Company does not anticipate any losses or risks with respect to its cash deposits or the money it has on deposit with its clearing broker.

8. Exemption from Rule 15c3-3

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

9. Related party transactions

The Parent provides administrative services, office space and pays certain operating expenses on behalf of the Company, which in turn, are reimbursed by the Company. During the year ending December 31, 2009, the Parent has forgiven the reimbursement of $663,802, which is considered a member contribution. The Parent also made another non-cash contribution of $65,000 during the year ended December 31, 2009.

At December 31, 2009, the Company owes the Parent $19,974, which is included in accounts payable and accrued expenses on the statement of financial condition.